Mail Stop 3561

October 20, 2006

Via U.S. Mail and Facsimile

Neila Radin, Esq.
JPMorgan Chase Bank, National Association
Office of the General Counsel
270 Park Avenue, Floor 39
New York, NY 10017

Re: **Collegiate Funding of Delaware, L.L.C.**
       Registration Statement on Form S-3
       Filed September 25, 2006
       File No. 333-137587

Dear Mr. Radin:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please tell us whether the depositor or any of its affiliates will be involved in the reset or remarketing of the securities. If so, you will need to register the remarketing transactions. Please also refer to Section 15.01 of Reg. AB Telephone Interpretations. In your response, please tell us about the consultation with the administrator in regards to the reset rate notes.

6. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

7. In an appropriate place in the prospectus, please provide bracketed disclosure regarding financial information that will be provided if an entity is liable or contingently liable to provide payments representing 10% or more.

Prospectus Supplement

Summary of Terms, page S-1

8. Please provide bracketed language to include disclosure about possible originators. Refer to Item 1103(a)(1) of Regulation AB. Similarly revise the chart at page S-iv.

9. Please provide disclosure in the summary for the size and characteristics of the asset pool. See Item 1103(a)(2).

10. We note that there is a step-down date which allows class B notes to receive principals. Please briefly describe, if any, other events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds.

11. We note from the base prospectus that you may use a prefunding period and a revolving period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB.

12. Please provide bracketed disclosure in the summary to indicate that you will identify any credit enhancement providers referenced under Item 1114 of Regulation AB. Refer to Item 1103(a)(3)(ix) of Regulation AB.

13. We note from the base prospectus that you may use supplemental purchase period. Please provide bracketed disclosure in the summary for this feature.

The Trust Student Loans, page S-4

14. Please add disclosure that the consolidation loan add-on period is limited to the prefunding period or advise.

Credit Enhancement for the Notes, page S-10

15. Please briefly describe how losses in interests not covered by enhancements/support will be allocated to the classes of securities.

Owner Trustee, page S-21

16. Please include bracketed language to describe to what extent the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets, if applicable. Refer to Item 1109(b) of Regulation AB.

The Trust Student Loan Pool, page S-22

17. Please confirm that delinquent assets are limited to less than 20% of the asset pool. Refer to Instruction I.B.5 to Form S-3 and Item 1101(d) of Regulation AB.

18. Please clarify your charge-off policy. In addition, please confirm that you will provide loss and delinquency information in 30/31 day buckets through charge-off.

[Affiliations and Certain Relationships and Related Transactions]

19. Please add a separately captioned section to disclose the affiliations and certain relationships and related transaction for the transaction parties referred to in Item 1119 of Regulation AB.

Fees and Expenses of the Issuing Entity, page S-51

20. Please clarify the source of the funds for each of the listed fees. Also, if the amount of such fees or expenses is not fixed, provide the formula used to determine such fees or expenses. Refer to Item 1113(c) of Regulation AB.

Base Prospectus
Interest and Principal, page 3

21. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt.

Other Accounts, page 6

22. We note your disclosure that the related prospectus will also describe any other accounts established for the related issuing entity. All possible accounts should be described in the base prospectus. Please confirm that all accounts are described in the base prospectus and revise to clarify. Similarly revise your disclosure at page 52.

The Originators, page 37

23. We note the disclosure that "a majority of" the loans will be originated by JPMorgan Chase Bank or its affiliates. Please provide information under Item 1110 for originators that originate 10% or more of the assets, as applicable.

Additional Fundings, page 48

24. Please disclose the maximum amount of additional assets that may be acquired during the revolving period. See Item 1111(g)(3) of Regulation AB.

25. Please identify the percentage of the asset pool represented by the revolving period pursuant to Item 1111(g)(4) of Regulation AB.

26. Please disclose when and how new pool assets may be acquired, removed, and substituted during the prefunding, supplemental purchase, or revolving period. Describe any limits as required by Item 1111(g)(6) of Regulation AB.

27. Please describe the underwriting criteria for assets that may be added to the pool during these periods as required by Item 111(g)(7) of Regulation AB.

Supplemental Purchase Period, page 49

28. Please explain how the supplemental purchase period is different or in addition to the prefunding period.

Derivative Agreements, page 108

29. We note the language on page 4, "[a]n issuing entity may also have among its assets various agreements with counterparties providing for interest rate and/or currency swap agreements . . ., or other similar derivative agreements." We also note the disclosure on page 108, "or other similar derivate agreements pursuant to which the issuing entity will have the right to receive particular payments of interest or foreign currency, or other payments . . . as described in the related prospectus supplement." Please revise to delete your reference to "other similar derivative agreements" and "other payments." We view this as a catch-all. Instead, please disclose and describe all forms of credit enhancement and payments reasonably contemplated to be included in an actual takedown. Similarly, delete the bullet point "derivative agreements that provide credit enhancement," at page 105.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Reed D. Auerbach, Esquire
        Fax: (917) 777-7299